File Pursuant to Rule 424(b)(3)

Registration No. 333-218336

Prospectus Supplement No. 1

(To Prospectus dated June 13, 2017)

2,750,000 Ordinary Shares represented by 1,375,000 American Depositary Shares

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the Prospectus dated June 13, 2017 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-218336). This Prospectus Supplement is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 15, 2017, which is set forth below.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Report of Foreign Private Issuer on Form 6-K

On September 15, 2017, we furnished to the Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K, which included interim condensed consolidated financial statements as of June 30, 2017 and an operating and financial review and prospects for the same period. The text of such Form 6-K is attached hereto.

The securities offered in the Prospectus involve a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 15, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 15, 2017, Can-Fite BioPharma Ltd. issued unaudited interim condensed consolidated financial statements as of June 30, 2017. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Operating and Financial Review and Prospects as of June 30, 2017.

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2017.

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Exhibit Index

Exhibit No.	Description

99.1	Operating and Financial Review and Prospects as of June 30, 2017.

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: September 15, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 30, 2017.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries.

Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, and reported in NIS. We maintain our accounting books and records in NIS and our functional currency is NIS. For the convenience of the reader, the reported NIS amounts as of June 30, 2017 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2017 (U.S. $1 = NIS 3.496). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. Certain amounts presented herein may not sum due to rounding.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “NASH” refer to nonalcoholic steatohepatitis;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “RA” refer to rheumatoid arthritis; and

●	references to “NIS” are to New Israeli Shekels, the Israeli currency.

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our product candidates, CF101, CF102 and CF602 are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drug candidates and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed Piclidenoson (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, and (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals for the Canadian market.

With respect to Namodenoson, in October 2016, we entered into an exclusive distribution agreement with Chong Kun Dang Pharmaceuticals, or CKD for the exclusive right to distribute Namodenoson for the treatment of liver cancer in South Korea, upon receipt of regulatory approvals. The distribution agreement provides for up to $3,000,000 in upfront and milestone payments, plus royalties on net sales of 23%. The distribution agreement further provides that we will deliver finished product to CKD and grant CKD a right of first refusal to distribute Namodenoson for other indications for which we develop Namodenoson.

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In July 2016, OphthaliX released top-line results from its Phase II clinical trial of Piclidenoson for the treatment of glaucoma. In this trial, no statistically significant differences were found between the Piclidenoson treated group and the placebo group in the primary endpoint of lowering intra ocular pressure, or IOP. High IOP is a characteristic of glaucoma. Piclidenoson was found to have a favorable safety profile and was well tolerated. Based on these overall results, OphthaliX sees no immediate path forward in glaucoma. As of the date hereof, OphthaliX has no active business operations. Subsequently, on May 21, 2017, OphthaliX, Wize Pharma Ltd., a company formed under the laws of the State of Israel (“Wize”), and Bufiduck Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of OphthaliX (“Merger Sub”), entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) that provides for, among other things, the merger of Merger Sub with and into Wize, with Wize continuing as the surviving entity and becoming a wholly owned subsidiary of OphthaliX, on the terms and conditions set forth in the Merger Agreement (the “Merger”). The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and certain closing conditions.

In June 2015, we received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. The lawsuit named us, our Chief Executive Officer and directors as defendants. The lawsuit alleged, among other things, that we misled the public with regard to disclosures concerning the efficacy of our drug candidate, Piclidenoson in relation to the Psoriasis studies. The claimant alleged that he suffered personal damages of over NIS 73,000, while also claiming that our shareholders suffered aggregate damages of approximately NIS 125 million. On March 31, 2016, we filed a response to the lawsuit. On March 1, 2017, a hearing was held in the District Court on whether to certify the lawsuit as a class action. A final hearing on the certification held on May 17, 2017. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded us an amount of NIS 50,000 to pay our expenses in relation to such law suit. The time for filing an appeal has not expired.

We are currently: (i) preparing to commence a Phase III trial for Piclidenoson in the treatment of RA, following agreement with the EMA on our protocol design and expect to commence enrollment in the third quarter of 2017, (ii) conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design and expect to commence Institutional Review Board, or IRB, submissions in the fourth quarter of 2017, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018, (iv) preparing to commence a Phase II trial of Namodenoson in the treatment of NASH, a new indication identified by us for our liver cancer drug, following approval of the study protocol by IRBs and anticipate commencing enrollment in the third quarter of 2017, and (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned Investigational New Drug (IND) submission for this indication.

Since inception, we have incurred significant losses in connection with our research and development. At June 30, 2017, we had an accumulated deficit of approximately NIS 362 million ($103 million). Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher and CKD and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

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We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher and CKD and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future payments under our out-licensing agreements, interest earned on our investments, if any, payments from any future out-licensing of our product candidates, and additional capital to be raised through public or private equity offerings or debt financings.

Results of Operations

Revenues

Revenues for the six months ended June 30, 2017 were NIS 0.53 million (U.S. $0.15 million) compared to NIS 0.43 million (U.S. $0.12 million) in the first six months of 2016. The increase in revenue was mainly due to the recognition of a portion of the NIS 1.9 million (U.S. $0.5 million) advance payment received in December 2016 under the distribution agreement with CKD.

Research and development expenses

Research and development expenses for the six months ended June 30, 2017 were NIS 8.84 million (U.S. $2.53 million) compared with NIS 9.97 million (U.S. $2.85 million) for the same period in 2016. Research and development expenses for the first half of 2017 comprised primarily of expenses associated with the Phase II study for Namodenoson, the preclinical study of CF602, as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to a reduction in preclinical studies of CF602 conducted during the six months ended June 30, 2017.

General and administrative expenses

General and administrative expenses were NIS 5.0 million (U.S. $1.43 million) for the six months ended June 30, 2017, the same as the general and administrative expenses for the same period in 2016.

Financial income, net

Financial income, net for the six months ended June 30, 2017 aggregated NIS 1.57 million (U.S. $0.45 million) compared to financial income, net of NIS 3.19 million (U.S. $0.91 million) for the same period in 2016. The decrease in financial income, net in the first half of 2017 was mainly from exchange rate differences as compared to the same period in 2016 and from issuance expenses, offset by a larger decrease in the fair value of warrants that are accounted for as financial liability as compared to the same period in 2016.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At June 30, 2017, we had NIS 23.98 million (U.S. $6.86 million) of cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. In December 2016, we received approximately NIS 1.9 million ($0.5 million) from CKD, as upfront payment for entering into the distribution agreement with CKD and in January 2017, we raised approximately NIS 16.64 million ($4.76 million) in a registered direct offering. In August 2017, we received a milestone payment of $0.5 million from CKD.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund.

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Net cash used in operating activities was NIS 21.06 million ($6.02 million) for the six months ended June 30, 2017, compared with net cash used in operating activities of NIS 20.16 million ($5.77 million) for the same period in 2016. The NIS 0.9 million increase in the net cash used in operating activities during the six months ended June 30, 2017 compared to the same period in 2016, was mainly due to a decrease in trade payables.

Net cash used in investing activities for the six months ended June 30, 2017 was NIS 0.02 million ($0.01 million) compared to net cash used in investing activities of NIS 0.04 million ($0.01 million) for the same period in 2016.

Net cash provided by financing activities for the six months ended June 30, 2017 was NIS 16.63 million ($4.76 million) was due to our registered direct offering in January 2017. There was no net cash provided by financing activities for the six months ended June 30, 2016.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of June 30, 2017, will be sufficient to fund our projected cash requirements through for the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide.

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Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through potential future payments received under our out-licensing agreements, interest earned on our investments, if any, payments from any other future out-licensing agreements, if any, and debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	Preparing for a Phase III study in RA	Preparing to commence a Phase III trial for Piclidenoson in the treatment of RA, following agreement with the EMA on our protocol design and expect to commence enrollment in the third quarter of 2017
	Preparing for a Phase III study in psoriasis	Conducting preparatory work for a Phase III trial for Piclidenoson in the treatment of psoriasis following agreement with the EMA on our protocol design and expect to commence Institutional Review Board, or IRB, submissions in the fourth quarter of 2017
Namodenoson	Phase II study in HCC	Conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected to be released in the second half of 2018.
	Preparing for a Phase II study in NASH	Preparing to commence a Phase II trial of Namodenoson in the treatment of NASH, a new indication identified by us for our liver cancer drug, following approval of the study protocol by IRBs and anticipate commencing enrollment in the third quarter of 2017
CF 602	Conducting IND enabling studies	Investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned IND submission for this indication.

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

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Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2014, 2015 and 2016 and for the six months ended June 30, 2017 and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2014	2015	2016	2017	Inception
CF 101	1,866	971	1,946	824	24,015
CF 102	1,289	1,044	1,907	902	6,530
CF 602	23	243	1,126	15	1,407

Other projects	18	1	-	-	19
Total gross direct project costs (1)	3,196	2,259	4,979	1,741	31,971

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through June 30, 2017, we have incurred research and development expenses of approximately $87 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

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●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 17

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2017	2017	2016
	Unaudited		Audited
	USD	NIS

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	6,859	23,982	31,203
Other receivable and prepaid expenses	3,345	11,694	7,664

Total current assets	10,204	35,676	38,867

NON-CURRENT ASSETS:

Lease deposits	8	28	37
Property, plant and equipment, net	53	185	205

Total long-term assets	61	213	242

Total assets	10,265	35,889	39,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2017	2017	2016
	Unaudited		Audited
	USD	NIS

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	529	1,848	4,804
Deferred revenues	305	1,066	1,237
Other accounts payable	757	2,649	3,588

Total current liabilities	1,591	5,563	9,629

NON-CURRENT LIABILITIES:

Warrants exercisable into shares	3,439	12,023	10,068
Deferred revenues	1,187	4,149	4,510

Total long-term liabilities	4,626	16,172	14,578

CONTINGENT LIABILITIES AND COMMITMENTS

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital	2,371	8,289	7,039
Share premium	97,701	341,561	332,873
Capital reserve from share-based payment transactions	6,145	21,483	20,438
Warrants exercisable into shares (series 10-12)	2,570	8,983	8,983
Treasury shares, at cost	(1,038)	(3,628)	(3,628)
Accumulated other comprehensive loss	(256)	(893)	(883)
Accumulated deficit	(103,486)	(361,785)	(349,953)

Total equity attributable to equity holders of the Company	4,007	14,010	14,869

Non-controlling interests	41	144	33

Total equity	4,048	14,154	14,902

Total liabilities and equity	10,265	35,889	39,109

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Revenues	152	533	428

Research and development expenses	2,528	8,838	9,968
General and administrative expenses	1,425	4,982	4,996

Operating loss	3,801	13,287	14,536

Finance expenses	1,070	3,740	575
Finance income	(1,519)	(5,309)	(3,761)

Net loss	3,352	11,718	11,350

Other comprehensive loss (income):
Total components that will be or that have been reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	4	13	3

Total comprehensive loss	3,356	11,731	11,353

Net loss attributable to:
Equity holders of the Company	3,384	11,832	11,186
Non-controlling interests	(32)	(114)	164

	3,352	11,718	11,350

Total comprehensive loss attributable to:
Equity holders of the Company	3,387	11,841	11,188
Non-controlling interests	(31)	(111)	165

	3,356	11,731	11,353

Net loss per share attributable to equity holders of the Company :
Basic and diluted net loss per share	0.10	0.36	0.40

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total	Non- controlling interests	Total equity
	NIS

Balance as of January 1, 2017	7,039	332,873	20,438	8,983	(3,628)	(883)	(349,953)	14,869	33	14,902

Loss	-	-	-	-	-	-	(11,832)	(11,832)	114	(11,718)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(10)	-	(10)	(3)	(13)

Total comprehensive income (loss)	-	-	-	-	-	(10)	(11,832)	(11,842)	111	(11,731)

Issuance of share capital and warrants, net of issue expenses of NIS 1,435	1,250	8,688	712	-	-	-	-	10,650	-	10,650

Share-based payment	-	-	333	-	-	-	-	333	-	333

Balance as of June 30, 2017 (unaudited)	8,289	341,561	21,483	8,983	(3,628)	(893)	(361,785)	14,010	144	14,154

Balance as of January 1, 2016	7,030	332,873	19,288	8,983	(3,628)	(1,401)	(322,876)	40,269	504	40,773

Loss	-	-	-	-	-	-	(11,186)	(11,186)	(164)	(11,350)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(2)	-	(2)	(1)	(3)

Total comprehensive (loss)	-	-	-	-	-	(2)	(11,186)	(11,188)	(165)	(11,353)
Share-based payment	9	-	688	-	-	-	-	697	12	709

Balance as of June 30, 2016 (unaudited)	7,039	332,873	19,976	8,983	(3,628)	(1,403)	(334,062)	(29,778)	351	30,129

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

US. dollars in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars

Balance as of January 1, 2017	2,014	95,216	5,846	2,570	(1,038)	(253)	(100,102)	4,253	10	4,263

Loss	-	-	-	-	-	-	(3,384)	(3,384)	32	(3,352)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(3)	-	(3)	(1)	(4)

Total comprehensive income (loss)	-	-	-	-	-	(3)	(3,384)	(3,387)	31	(3,356)

Issuance of share capital and warrants, net of issue expenses of USD 410	357	2,485	204	-	-	-	-	3,046	-	3,046

Share-based payment	-	-	95	-	-	-	-	95	-	95

Balance as of June 30, 2017	2,371	97,701	6,145	2,570	(1,038)	(256)	(103,486)	4,007	41	4,048

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Cash flows from operating activities:

Net loss	(3,352)	(11,718)	(11,350)

Adjustments to reconcile net loss to net cash used:
Depreciation of property, plant and equipment	10	36	35
Share-based payment	95	333	521
Increase in severance pay, net	-	-	13
Issuance expenses	248	864	-
Issuance expenses related to warrants exercisable into shares	77	268	188
Changes in fair value of warrants liability exercisable into shares	(1,476)	(5,162)	(3,574)
Exchange differences on balances of cash and cash equivalents	794	2,777	(593)

	(252)	(884)	(3,410)
Working capital adjustments:
Increase in other receivable and prepaid expenses and lease deposit	(1,150)	(4,022)	(4,187)
Increase (decrease) in trade payables	(853)	(2,982)	678
Decrease in deferred revenues	(152)	(532)	(428)
Decrease in other accounts payable	(265)	(926)	(1,464)

	(2,420)	(8,462)	(5,401)

Net cash used in operating activities	(6,024)	(21,064)	(20,161)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2017	2017	2016
	Unaudited
	USD	NIS	NIS

Cash flows from investing activities:

Purchase of property, plant and equipment	(5)	(16)	(36)

Net cash used in investing activities	(5)	(16)	(36)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	4,758	16,636	-

Net cash provided by financing activities	4,758	16,636	-

Exchange differences on balances of cash and cash equivalents	(794)	(2,777)	593

Decrease in cash and cash equivalents	(1,836)	(6,417)	(18,679)
Cash and cash equivalents at the beginning of the period	8,925	31,203	66,026
Cash and cash equivalents at the end of the period	6,859	23,982	46,422

Supplemental disclosure of cash flow information:

Cash received during the year for interest	34	118	75

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2017 and for the six months then ended. These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2016 and for the year then ended and accompanying.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below).

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

OphthaliX	-	OphthaliX Inc. (owned 82% by the Company).

Related company	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary).

Related parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel.

USD	-	U.S. dollar.

c.	In the six months ended June 30, 2017, the Company incurred net losses of NIS 11,718 and it had negative cash flows from operating activities in the amount of NIS 21,064 as well as accumulated losses from previous years.

The Company has not generated yet any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry.

In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. ("CKD") for future sales in South Korea. As part of the distribution agreement, CKD will distribute the company's drug candidate Namodenoson (CF102) for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals. Under the terms of the agreement, CKD made an upfront payment of NIS 1,901 ($500) to the Company in December 2016. In addition, the agreement provides that additional payments of up to $2,500 to the Company upon the achievement of certain milestones plus royalty payments of 23% of net sales of Namodenoson in South Korea.

In January 2017, the Company raised a net total of NIS 16,636. Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as having the flexibility to control clinical trials costs. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company's management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the Company's products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

a.	In January 2017, the Company completed a private placement with certain institutional and accredited investors, pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 of its ordinary shares and warrants to purchase 1,250,000 ADSs representing 2,500,000 of its ordinary shares for an aggregate purchase price of NIS 18,935 (the "January 2017 Financing"). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of $2.25 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at $2.25 per ADS, subject to certain adjustments, for a period of five years. The placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The cash issuance costs in relation to the January 2017 Financing was NIS 2,299.

In relation to the Janaury 2017 Financing, the Company first allocated the proceeds to the warrants, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

The fair value of the warrants issued to the investors in the January 2017 Financing at the commitment date was NIS 7,117 with changes in recorded as financial income in the Company's statement of comprehensive loss. The fair value of the placement agents warrants issued in the Janaury 2017 Financing at the grant date were NIS 712, and were considered as additional issuance costs.

b.	In March 2017, the Company's board of directors approved a grant of unlisted options exercisable into 210,000 of the Company's ordinary shares to three of its employees for an exercise price of NIS 3.662 per share. The options vest on a quarterly basis for a period of 48 months from the grant date.

c.	On May 21, 2017, OphthaliX, Wize Pharma Ltd., a company formed under the laws of the State of Israel (“Wize”), and Bufiduck Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of OphthaliX (“Merger Sub”), entered into an agreement and plan of merger (as may be amended from time to time, the “Merger Agreement”) that provides for, among other things, the merger of Merger Sub with and into Wize, with Wize continuing as the surviving entity and becoming a wholly owned subsidiary of OphthaliX, on the terms and conditions set forth in the Merger Agreement (the “Merger”). The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and certain closing conditions.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

As a condition to closing of the Merger, OphthaliX is required, pursuant to a Stock Purchase Agreement, to sell on an “as is” basis to the Company all the ordinary shares of OphthaliX’s wholly-owned subsidiary, Eyefite, in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to Can-Fite, including approximately $4.8 million of deferred payments owed by OphthaliX and Eyefite to the Company and, as part of the purchase of Eyefite, the Company will also assume certain accrued milestone payments in the amount of $175 under the exclusive license agreement described at the end of this paragraph. Immediately following the sale of Eyefite to Can-Fite, it is expected that OphthaliX’s sole asset shall consist of 446,827 ordinary shares of Can-Fite. In addition, as a condition to closing of the Merger, that certain exclusive license of Can-Fite’s  Piclidenoson (CF101) drug candidate for the treatment of ophthalmic diseases granted to OphthaliX and that related services agreement is required to be terminated pursuant to a termination of license agreement and a termination of services agreement. The Merger Agreement may be terminated under certain circumstances by either OphthaliX or Wize, including if the Merger is not completed by October 30, 2017 unless the failure to complete the merger was primarily due to the material breach of the terminating party.

The Company's management believes the the current operation of Ophthalix is immaterial to the Company's financial statments.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2017 have been prepared in accordance with IAS 34, "Interim Financial Reporting".

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.

b.	Convenience translation

For the convenience of the reader, the reported NIS amounts as of June 30, 2017 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2017  (U.S. $1 = NIS 3.496). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company was committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

As of June 30, 2017, the Company accrued NIS 1,635 (approximately $425) in other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of € 25 ;

b)	Annual royalties of € 10 until the clinical trials commence;

c)	2%-3% of net sales (as defined in the agreement) received by the Company;

d)	Royalties in a total amount of up to € 850 based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 upon initiation of Phase I studies; (ii) € 100 upon initiation of Phase II studies; (iii) € 200 upon initiation of Phase III studies; and (iv) € 500 upon marketing approval by any regulatory authority.

e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2017, no accrual is recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite's lead drug candidate, Piclidenoson ("Product") for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of NIS 5,141 (CAD 1,650 ) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of  Piclidenoson in Canada. The agreement further provides that the Company will deliver finished Product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting Product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition the Company obliged to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) Royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 30 quarters beginning March 2015. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	In December 2008, the Company signed an agreement regarding the provision of a license for its Piclidenoson drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its Piclidenoson drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 upon the public announcement of the data from the Can-Fite Phase II clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of Piclidenoson in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of June 30, 2017, the Company estimates that such contingent payments are remote.

c.	Class action:

On June 29, 2015 the Company received a lawsuit requesting recognition of the lawsuit as a class action, naming the Company, its Chief Executive Officer and its directors as defendants. The lawusit was filed with the District Court of Tel-Aviv. The lawsuit alleged, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, Piclidenoson. The claimant alleged that he suffered personal damages of over NIS 73, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action (see Note 8).

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

In follow up to note 4c IFRS 15 "Revenues from contracts with customers" in the Company's annual financial statements for the year ended December 31, 2016, the Company is currently assessing the expected results, implementation  process and the possible impact of IFRS 15 on the consolidated financial statements and the implementation approach.

NOTE 5:-	EQUITY

a.	Composition of share capital:

	June 30, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	33,156,728	80,000,000	28,156,728

b.	Issue of shares and warrants and changes in equity:

1.	On May 26, 2016, the Company's board of directors approved a grant of 37,000 ADSs representing 74,000 ordinary shares of the Company to a service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 18,500 ADSs representing 37,000 ordinary shares and agreed to issue an additional 18,500 ADSs respresenting 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. As of December 31, 2016 the Company recorded an amount of NIS 283 for share based payment expenses relating to this transaction.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

In thousands (except for share and per share data)

NOTE 5:-	EQUITY (Cont.)

2.	On May 26, 2016, the Company's board of directors approved a grant of 20,000 options exercisable up to 20,000 ordinary shares of the Company to one of its advisers at an exercise price of 5.376 NIS per share. The options will vest on a quarterly basis for a period of 48 months from the grant date.

c.	Warrants classified as equity:

1.	The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

2.	The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

3.	The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable, according to the court approval, until October 31, 2017.

4.	In February 2016, the Company’s board of directors approved a grant of unlisted options exercisable into 160,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per share. The options vest on quarterly basis for a period of 4 years from the grant date.

NOTE 6:-	TRANSACTIONS WITH RELATED PARTIES

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016
	NIS

Management and consulting fees and share based payment	1,096	964

Other expenses	29	23

Patent expenses	369	331

Directors' fee and share-based payment	372	214

As of June 30, 2017 and December 31, 2016, there were no outstanding balances with related parties.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NIS in thousands (except for share and per share data)

NOTE 7:-	FINANCIAL INSTRUMENTS

The Company's warrants exercisable into shares liability are classified as level 3 (valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants). The carrying amount of cash and cash equivalents, accounts receivables, trade payables and other accounts payable approximate their fair value.

NOTE 8:-	SUBSEQUENT EVENTS

a.	On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action which was submitted in June 2015 and awarded the Company an amount of NIS 50 to pay the Company’s expenses in relation to such lawsuit.

b.	On August 23, 2017, the Company received a second milestone payment in the amount of $500 from CKD, which has licensed the exclusive right to distribute Namodenoson for the treatment of liver cancer in Korea upon receipt of regulatory approvals.